S.E.C. Release No. 34701

Investment Company Act of 1940

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF VALIC TIMED OPPORTUNITY FUND, INC.
HARBORSIDE 5
185 HUDSON STREET, SUITE 3300
JERSEY CITY NJ 07311

812–5753

September 13, 2022

ORDER UNDER SECTION 38(a) OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT") RESCINDING A PRIOR ORDER

On August 17, 2022 the Commission issued a notice (Investment Company Act Release No. 34677) of its intention to rescind, pursuant to section 38(a) of the Investment Company Act of 1940 (the "Act"), a prior order issued to VALIC Timed Opportunity Fund, Inc. under section 6(c) of the Act that granted exemptions from sections 18(f)(1) and 17(f) of the Act (Investment Company Act Release No. 13943 (May 16, 1984)) (the "Prior Order")).

The notice gave interested persons an opportunity to request a hearing and stated that an order rescinding the Prior Order would be issued unless a hearing was ordered. No request for a hearing has been filed.

Accordingly,

IT IS ORDERED, pursuant to section 38(a) of the Act, that the Prior Order be, and hereby is, rescinded.

By the Commission,

J. Matthew DeLesDernier

Deputy Secretary